Cyber Informatix, Inc.
(A Nevada Corporation)
1645 Cyrene Drive, Carson, CA  90746
Tel: (306) 529-2652, Fax: (306) 352-1597
______________________________________________________________________________

March 17, 2009	VIA: EDGAR and FedEx Courier

Mark P. Shuman, Legal Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street N. E.
Washington, D.C.  20549
USA

Dear Mr. Shuman:

Re:           Cyber Informatix, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed March 2, 2009
File No. 333-154610

Further to your letter of February 13, 2009, we re-submit our amended Form S-1 and have addressed your comments as follows:

GENERAL

1.	We have revised as per your comment. We have updated our financial statements to include the period ended December 31, 2008. We have also updated the remainder of the filing as applicable.

COVER PAGE

2.
We have revised as per your comment. We have deleted the reference to the jurisdiction of incorporation. In the second paragraph, we have eliminated the legal conclusions concerning the availability of registration exemptions.

RISK FACTORS, page 6

3.	We have revised as per your comment. On page 13, we have revised the risk factor concerning internal controls.

MANAGEMENT’S DISCUSSION AND ANAYSIS AND RESULTS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management’s Report on Internal Control over Financial Reporting, page 28

4.
We have revised as per your comment. On pages 7, and 8, we have revised the Risk Factors where applicable. On page 28, we have revised to include statements that provide more adequate clarification as requested in your comment.

_____________________________________________________________________
Cyber Informatix, Inc.

Cyber Informatix, Inc.
(A Nevada Corporation)
1645 Cyrene Drive, Carson, CA  90746
Tel: (306) 529-2652, Fax: (306) 352-1597
______________________________________________________________________________

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS, page 35

5.	We have revised as per your comment. On page 38, and 39, we state that Mr. Bowering is also a promoter in the Related Party Transaction section.

UNDERTAKINGS, page 71

6.	We have revised as per your comment. On current filing page 70, we have revised to include only the undertaking relating to Rule 430C.

I have enclosed 2 copies of the “marked-up” version showing changes made and 2 copies of the “final and clean” version for your review. I have also included a copy of the updated Auditor Consent letter.

If you have any questions, you can contact our Securities Lawyer, Mr. William Macdonald of Macdonald Tuskey Corporate & Securities Lawyers, (contact numbers below), or our Director, Secretary and Treasurer, Terry G. Bowering, at 306-529-2652.

Thank you.

Yours truly,

CYBER INFORMATIX, INC.

/s/ Donald C. Jones	/s/ Terry G. Bowering
Donald C. Jones	Terry G. Bowering
President and Director CEO, CFO, CAO	Director Secretary, Treasurer

c.c. Via Fax: 604-681-4760:  William L. Macdonald,
               Tel: 604-689-1022    Macdonald Tuskey Corporate & Securities Lawyers
  Vancouver, Canada

/Encl.

_____________________________________________________________________
Cyber Informatix, Inc.